UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
OCULAR THERAPEUTIX, INC.
(Name of Issuer)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
67576A100
(CUSIP Number)
Frank S. Vellucci, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, NY 10019 (212) 408-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 67576A100	13D/A	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Summer Road LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,429,782 shares of Common Stock (see item 5(a))

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
13,429,782 shares of Common Stock (see item 5(a))

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,429,782 shares of Common Stock (see item 5(a))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6% (see item 5(b))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 67576A100	13D/A	Page 3 of 5 Pages
Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 4”) amends the Schedule 13D filed by Summer Road LLC (the “Reporting Person”) on March 4, 2019 (the “Original Schedule 13D”) with respect to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Ocular Therapeutix, Inc., a Delaware corporation (the “Issuer”), as amended by that certain Amendment No. 1 to the Original Schedule 13D filed by the Reporting Person on April 1, 2019 (“Amendment No. 1”), and by that certain Amendment No. 2 to the Original Schedule 13D filed by the Reporting Person on March 17, 2020 (“Amendment No. 2”), and by that certain Amendment No. 3 to the Original Schedule 13D filed by the Reporting Person on May 21, 2020. The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 are collectively referred to herein as the “Schedule 13D”. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings given to them in the Schedule 13D. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 4.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

On December 14, 2023, as part of a public underwritten offering (the “Offering”), the Reporting Person purchased from the underwriters 1,538,461 shares of Common Stock at a public offering price of $3.25 per share (collectively, the “Purchased Shares”), as described in the Issuer’s Rule 424(b)(5) prospectus supplement (File No. 333-275373) filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2023 (the “Final Prospectus”). A total of approximately $4,999,998 was paid to purchase the Purchased Shares. The Reporting Person used available cash to pay for the Purchased Shares, and it did not borrow any funds for the purchase of any of the Purchased Shares.

Item 4.	Purpose of Transaction.

The transaction described in this Amendment No. 4 was made for investment purposes. The Reporting Person does not have any plans or proposals which would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	Any action similar to any of those enumerated above.

CUSIP No. 67576A100	13D/A	Page 4 of 5 Pages
Item 5.	Interest in Securities of the Issuer.

(a) and (b)
	Shares of Common Stock Beneficially Owned[1]	Percent of Class[2]
Summer Road:
Sole Voting Power	13,429,782	11.6%
Shared Voting Powers	-0-	0%
Sole Dispositive Power	13,429,782	11.6%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	13,429,782	11.6%

(1)
Consists of (i) 7,660,550 shares of Common Stock plus (ii) 5,769,232 shares of Common Stock issuable upon conversion of the Notes. Represents shares beneficially owned by Reporting Person through IMAs entered into with two Family Clients.

(2)
This calculation is rounded to the nearest tenth and is based upon (i) 79,418,626 shares of Common Stock outstanding on November 3, 2023, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 7, 2023 (File No. 001-36554), plus (ii) 35,420,000 shares of Common Stock issued in the Offering, as set forth in the Final Prospectus. This calculation assumes that the 30-day overallotment option granted to the underwriters in the Offering to purchase up to 4,620,000 additional shares of Common Stock (as described in the Final Prospectus) is not exercised.

CUSIP No. 67576A100	13D/A	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2023
Summer Road LLC

	By:	/s/ Richard A. Silberberg

Name:	Richard A. Silberberg
Title:	Chief Operating Officer